Filed by Northgate Mineral Corporation
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Aurizon Mines Ltd.
Commission File Number: 000-22672
Date: May 23, 2006

Creating value through operational excellence

Offer For All Shares of Aurizon Mines Ltd.

May 23, 2006

Important Infomation

Certain information included herein, including any information as to Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements". The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements including but not limited to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, Northgate's hedging practices, permitting time lines, and the timing and possible outcome of pending litigation are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Northgate cautions the readers that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Northgate to be materially different from Northgate's estimated future results, performance or achievements expressed or implied by those forward looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: sensitivity to metal prices, foreign exchange rates and interest rates, sufficiency of cash flows, cash costs of gold production, uncertainty of ore reserves and mineral resources, reserve estimates, mining risks and insurance, title matters, income tax, costs of exploration and development programs, laws and regulations and competition, scarcity of mineral lands and litigation, as well as those factors discussed in greater detail in Northgate's current Form 40-F/Annual Information Form ("Northgate's AIF") on file with the Canadian provincial securities regulatory authorities and US Securities and Exchange Commission. Material factors or assumptions that were applied in drawing a conclusion or making estimates set out in forward-looking statements herein, include Northgate's 2005 reserve and resource price and foreign exchange rate assumptions described in Northgate's AIF; the gold price, operating cost and foreign exchange rate assumptions contained in Aurizon's 43-101 Technical Report on Casa Berardi; prices for copper of US$2.60 per pound in 2006 and US$1.75 per pound in 2007; Canadian$/US$ foreign exchange rates of 1.12 in 2006 and 1.18 in 2007; and a gold price of US$600 per ounce in 2006. Northgate cautions that this list of factors is not exhaustive. The following factors, among others, related to the business combination of Northgate and Aurizon could cause actual results to differ materially from the forward-looking statements: the Northgate Common Shares issued in connection with the offer may have a market value lower than expected; the businesses of Northgate and Aurizon may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefit from the Northgate and Aurizon transaction may not be fully realized or not realized within the expected time frame. These factors are not intended to represent a complete list of the factors that could affect Northgate and the combination of Northgate and Aurizon. Additional factors are noted elsewhere in the offer and take-over bid circular and in documents incorporated by reference therein. Northgate disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Important Information

This presentation does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Northgate or Aurizon. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Northgate plans to file an offer and take-over bid circular with Canadian provincial securities regulators. Northgate also intends to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 as well as a Schedule 14D-1F tender offer statement both of which will include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction referred to in the foregoing information when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Northgate with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free, once they have been mailed, on Northgate's website or by directing a request to Northgate.

Transaction Summary
  Northgate's offer is for 100% of the common shares of Aurizon
  0.741 Northgate common shares per Aurizon common share
  Implied value of C$3.00/share based on closing price on the TSX on May 19, 2006 represents a 30.5% premium
  Tax-free rollover; available for eligible Canadian shareholders and potentially for US shareholders
  Offer open for acceptance for 35 days
  Minimum 75% tender condition

Northgate is making a premium offer to all Aurizon shareholders

Transaction Timeline
  Premium bid announced May 23, 2006
  Circular to be mailed to Aurizon shareholders by early June, 2006
  Offer is open for 35 days from the date of mailing
  Expected closing in July 2006

This transaction could be concluded as early as mid-July

Transaction Highlights
  Creates significant value for shareholders of both companies
    New Northgate solidly entrenched as a leading mid-tier gold producer
    Amongst the lowest cash costs within peer group
    Robust cash flow and new production growth
  Financial strength and operating expertise of combined company will assist in the efficient startup of Casa Berardi and rapid development of Young-Davidson
  Combination results in the creation of a half-million ounce gold producer, providing a springboard for future acquisitions and growth

Creates a leading mid-tier gold producer with substantial free cash flow

New Northgate
A Canadian Company with Canadian Assets

Kemess North
Kemess South
Casa Berardi
Young-Davidson Property
Northgate
Aurizon

Casa Berardi is complementary to Northgate's existing assets

7

Casa Berardi is complementary to Northgate's existing assets

Value Creation for Aurizon Shareholders
  Offer represents:
    30.5% premium to the TSX closing price on May 19, 2006
    30.5% premium based on the volume weighted average closing prices of Northgate and Aurizon on the TSX for the 10 days ending May 19, 2006
  Aurizon shareholders will benefit from the financial strength of Northgate
    At the end of Q1, Northgate had a cash balance of US$63 million
    In Q1, 2006 Northgate's operating cash flow was US$43.5 million
    Northgate expects to generate US$160 million in op. cash flow1 for 2006
  Northgate management's extensive operational experience will enhance operational management of Casa Berardi

1. Assuming gold US$600 / oz, silver US$12 / oz, copper US$2.60 / lb and C$/US$ 1.12

Significant premium paid in shares of a financially robust gold producer with a proven track record

Value Creation for Aurizon Shareholders
  Advantage of scale
    Multi-asset company reduces business risk with no change in geographical risk
    Platform for future growth through additional acquisitions
    Improved liquidity and access to capital
  Exposure to Northgate's promising exploration and development projects
  Possible re-rating of New Northgate could provide a valuation bump for all shareholders

New Northgate will create value through its diverse asset portfolio and experienced management team

Cash Flow From Operations (Q1 2006)

Operating Cash Flow (US$ mm)
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
($5)
Gammon Lake
Eldorado
Aurizon
Golden Star
Yamana
Bema
Cambior
IAMGOLD
Centerra
Meridian
Agnico-Eagle
Glamis Gold
Northgate

Note: Operating cash flow based on company Q1 2006 financial statements, before changes to working capital, using an exchange rate of 0.8568 US$/C$

10

Among Canadian mid-tier gold producers, Northgate was the #1 in operating cash flow in Q1 2006

Pro Forma Capitalization
New
(US$ millions)	Northgate	Aurizon	Northgate

Shares Outstanding (basic)(1)	214.8	145.1	322.3
Share Price(2)	C$4.05	C$2.30	C$4.05
Market Capitalization	C$869.8	C$333.8	C$1,305.3
Net Cash / (Debt) -March 31, 2006	US$52.7(3)	US$17.6(4)	US$70.2

(1) Based on Q1 2006 financial statements and does not include any potential exercise of options
(2) Closing share price on the TSX on May 19, 2006
(3) Includes capital lease obligations
(4) ARZ cash converted using US$/C$ 0.8568 - March 31, 2006 Bank of Canada Noon Closing Rate

New Northgate will be a US$1 billion+ company with net cash of US$70 million

Pro Forma Total Resources[1]

(mm oz)
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2.8
5.8
6.4
10.0
10.9
12.3
12.8
13.0
13.0
15.4
16.9
23.8
26.4
31.1
Aurizon
Gammon Lake
Meridian Gold
Northgate
Golden Star
Eldorado Gold
New Northgate
Centerra
Cambior
IAMGOLD
Agnico-Eagle
Yamana Gold
Glamis
Bema

Note: Resource estimates based on recent company press releases and presentations, or research analyst estimates where otherwise unavailable
(1) Inclusive of reserves

12

New Northgate will have the scale to exploit additional growth opportunities

Pro Forma Gold Production (2007E)

Production (k oz)
800
700
600
500
400
300
200
100
0
186
201
260
294
350
380
410
480
500
532
570
700
710
787
Aurizon
Gammon Lake
Agnico-Eagle
Northgate
Meridian Gold
Bema
Eldorado Gold
New Northgate
Golden Star
Cambior
IAMGOLD
Yamana Gold
Glamis
Centerra

Note: Production estimates based on recent company press releases and presentations, or research analyst estimates where otherwise unavailable

13

New Northgate will be a half-million ounce mid-tier gold producer

Pro Forma Cash Cost Profile (2007E)

US$/oz
$350
$300
$250
$200
$150
$100
$50
$0
-$50
-$100
-$150
-$200
-$250
$335
$298
$295
$294
$225
$198
$166
$157
$155
$141
$120
$104
($139)
($198)
Golden Star
Cambior
IAMGOLD
Centerra
Eldorado
Aurizon
Gammon Lake
Bema
Glamis
New Northgate
Yamana
Northgate
Meridian
Agnico-Eagle

Note: Cash costs net of byproduct credits based on recent company press releases and presentations, or analyst estimates where otherwise unavailable

14

New Northgate will be one of the lowest cost mid-tier gold producers

New Northgate Development Projects

	2006	2007	2008	2009	2010
Casa Berardi					
Kemess North					
Young-Davidson					

Feasibility/Permitting

Construction

Production

Exploration

Accelerated development program of low cash cost asset base

15

Accelerated development program of low cash cost asset base

Northgate Development Projects - Young-Davidson

  100% owned, located in Northern Ontario
  Open Pit Measured & Indicated Resources of 463,960 oz of gold and Inferred 14,170 oz of gold
  Underground Inferred Resources of 1,018,660 oz of gold
  Potential 170,000oz/year production by the end of 2009
    Excellent infrastructure and community history of mining
    Production history minimizes mining and metallurgical risk
  Recent drill program success has resulted in an accelerated development timetable
    Sample drill intercepts:
Hole	Length (feet)	Grade (g/t)
YD06-1A	25	8.38
and	104	5.65
containing	40	10.35

Long life potential in an established Canadian mining camp

Northgate Development Projects – Young-Davidson

2000 E
3000 E
4000 E
5000 E
6000 E
No. 1 Shaft
No. 3 Shaft
8000 L
7000 L
6000 L
5000 L
4000 L
3000 L
Upper Boundary Zone
Lucky Zone
Lower YD Zone
Lower Boundary Zone
Exploration Area
Long Section
Looking North
Mined Out Areas
Inferred Resources
Exploration Area
Diabase
Syenite
Mafic Flow

17

Recent drilling results confirm the outstanding exploration potential below currently identified resources

Northgate Development Projects - Young-Davidson

Young-Davidson Conceptual Mine Development Parameters

Development Costs: US $40 Million (Exploration/Feasibility/Permitting)

Capital Cost:	US $120 million	Mill Throughput:	4,000 mt/day
Annual	170,000 ounces	Ore Grade:	4 g/mt
Production:
Gold Recovery:	90%	Mine Life:	10 years
Cash Cost:	US$275-300/ounce

Notes:

* Based on doubling currently defined underground resources to 2 million ounces at the same grade and Can$/US$ exchange rate of 1.15.

** Excludes development of open pit resources known to exist

Young-Davidson is an attractive development project

Northgate Development Projects - Kemess North
  100% owned, located adjacent to the Kemess South mine in north-central British Columbia
  Proven & Probable reserves of 4.1 million ounces of gold and 1.4billion lbs of copper
  Average annual LOM production of 210,000 oz of gold and 105MM lbs of copper
  Project has robust economics at current gold and copper prices
  Satellite deposits provide exploration potential
  EIA Panel report expected by end of 2006
  Production decision expected in early 2007

A robust project which is currently in the permitting stage

Northgate / Aurizon Advantage

  Canadian based company with Canadian based assets
  Highly liquid with a market capitalization in excess of US$1 billion
  Well capitalized, low cost, mid-tier gold producer
  Segment leading cash flow generation
  Pipeline of complementary development projects
  Cash flow from operations is sufficient to cover future capital spending needs
  Management has a demonstrated track record of success
  Well positioned to be a consolidator in the mid-tier gold producer segment

A compelling strategic combination for both Northgate and Aurizon

Northgate Minerals Corporation Announces Offer For All Outstanding Shares Of Aurizon Mines Ltd. Tuesday, May 23, 2006 - 10:00 AM EDT

CORPORATE PARTICIPANTS

Kenneth Stowe
President & Chief Executive Officer

CONFERENCE CALL QUESTIONS

Brian Christie
National Bank

Larry Strauss
GMP Securities

Joe Bohn
Private Investor

PRESENTATION

Operator

Please stand by; your meeting is about to begin. Please be advised the conference is being recorded.

Welcome to the Northgate Minerals Corporation Offer For All Outstanding Shares Of Aurizon Mines Ltd. Conference Call for May 23, 2006. I will now like to turn the call over to your host for today, Mr. Kenneth Stowe, President and CEO. Please go ahead, sir.

Kenneth Stowe, President & Chief Executive Officer

Thank you, operator, and good morning everyone. Welcome to our conference call to discuss our unsolicited offer for all the shares of Aurizon Mines we press-released this morning.

Before I get into the presentation, I'll be reading quite a lengthy forward-looking statement, so please bear with me and then we'll get into the presentation itself.

Certain information discussed during this call, including any information relating to Northgate's future financial or operating performance and other statements that express expectations or estimates of future performance constitute "forward-looking statements". Forward-looking statements are necessarily based upon estimates and assumptions that while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Northgate to be materially different from estimated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are not guarantees of future performance.

These risks, uncertainties and other factors include, but are not limited to: the common risks for almost any metal mining company, including sensitivity to metal prices, cash costs of production, uncertainty of cash flows, uncertainty of ore reserves and mineral resources, reserve estimates, mining risks and insurance, title matters, costs of exploration and development programs, scarcity of mineral lands and similar matters, foreign exchange rates and interest rates, laws and regulations and competition, and those factors discussed in greater detail on Northgate's Form 40-F Annual Information Form.

Bell Conferencing	Page 1

Northgate Minerals Corporation Announces Offer For All Outstanding Shares Of Aurizon Mines Ltd. Tuesday, May 23, 2006 - 10:00 AM EDT

Material factors or assumptions that will be applied in drawing conclusions or making estimates set out in forward-looking statements discussed today include but are not limited to Northgate's 2005 reserve and resource price and foreign exchange rate assumptions described in Northgate's AIF; the gold price, operating cost and foreign exchange rates assumptions contained in Aurizon's 43-101 Technical Report on Casa Berardi; and prices for copper of US$2.60 per pound in 2006 and US$1.75 per pound in 2007; Canadian dollar/US dollar foreign exchange rates of 1.12 in 2006 and 1.18 in 2007; and a gold price of US$600 per ounce in 2006.

The following factors, among others, which relate to the business combination of Northgate and Aurizon could cause actual results to differ materially from the forward-looking statements: the Northgate Common Shares issued in connection with the offer may have a market value lower than expected; the businesses of Northgate and Aurizon may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefit from the Northgate and Aurizon transaction may not be fully realized or not realized within the expected time frame. Northgate disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Northgate plans to file the offer and take-over bid circular relating to the acquisition of Aurizon shares with Canadian provincial securities regulators. Northgate also intends to file with the US Securities and Exchange Commission a registration statement on Form F-8, which will include Northgate's offer and take-over bid circular.

Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction referred to in the foregoing information when those documents become available because they will contain important information.

Investors may obtain a free copy of the offer and takeover bid circular when they become available and other documents filed by Northgate with Canadian provincial securities regulators on SEDAR at www.sedar.com, S-ED-A-R, and with the SEC at the SEC's website at www.sec.gov. These documents may also be obtained free once they have been mailed on Northgate's website or by directing a request to Northgate.

With that we'll now move on to the presentation and it can be accessed also on our website and it's being webcast. You can just go to the homepage of our website, www.nortgateminerals.com and you should be able to access the webcast and all the various slides.

If we move to page four in the presentation, basically the transaction that we announced this morning is our offer for 100 percent of the common shares of Aurizon. We will—we propose to issue 0.741 of a Northgate share for each Aurizon share. That is an implied value of $3.00 per share based on our closing price last Friday, May 19th, and it's a 30.5 percent premium.

There will be a tax-free rollover available for eligible Canadian shareholders and potentially also for US shareholders.

The offer is open for acceptance for 35 days and is subject to a minimum of 75 percent tender to our offer.

In summary, we're making a premium offer for all of Aurizon's shareholders.

In terms of the timetable to complete the transaction, we announced the bid today, or this morning. We would hope to be able to mail out our circular early June. Once we have mailed that, the offer is open for 35 days and it is possible we could close this deal by mid-July.

Now reviewing the transaction highlights, which are on slide six of the presentation, we think that this is a compelling transaction that creates significant value for the shareholders of both companies. The new Northgate would be solidly entrenched as a leading mid-tier gold producer with amongst the lowest cash costs within our peer group and with robust cash flow and importantly some organic production growth.

The financial strength and operating expertise of the combined company would be important during the startup of Casa Berardi and also the development of Young-Davidson and also Kemess North.

I think when we put these two together what we see now is a Canadian-based gold miner producing half a million ounces per year.

Page seven is a slide showing where our assets are located, Kemess South and North in British Columbia, North Central British Columbia, and Casa Berardi and Young-Davidson near the Québec/Ontario boarder in Northern Ontario, Northern Québec.

Bell Conferencing	Page 2

Northgate Minerals Corporation Announces Offer For All Outstanding Shares Of Aurizon Mines Ltd. Tuesday, May 23, 2006 - 10:00 AM EDT

Slide number eight, we think this offer creates substantial value for the Aurizon shareholders. We're giving a premium of 30.5 percent on both the closing price on Friday but also on the ten-day trailing average on the Toronto Stock Exchange.

I think the Aurizon shareholders will benefit from our financial strength; at the end of Q1 we had US$63 million on our balance sheet, we had a cash flow of $43.5 million in the first quarter alone, and we would expect to generate this year $160 million in operating cash flow at $2.60 copper, $600 gold and the present exchange rate. Obviously with metal prices being higher than that, we have some potential to generate considerably more than that amount.

And also I think what we bring is our proven track record as operators and our slogan is creating value through operational excellence and I think this can only enhance the start-up in operation of Casa Berardi.

In addition, on slide nine, we bring the advantage of scale now. We have a multi-asset company which reduces the business risk and more importantly we have no change in geographical risks with all the assets being located in Canada. I think we have a strong platform for future growth through additional acquisitions and certainly there'll be improved liquidity for the Aurizon shareholder and improved or increased access to capital.

In addition, we bring a long a couple of very attractive exploration and development projects, Kemess North and Young-Davidson, which can only increase the potential for the future.

On top of that, recognition, as we presented at our annual general meeting, we consider ourselves to be undervalued in terms of compared to our peers and that for the most part we thought was due to the demonstrated potential for production and cash flows beyond Kemess South. I think with Casa Berardi being rolled into our asset base of the new Northgate, we should get a re-rating to a higher multiple.

Page 10 or slide 10 is a very compelling slide I think. It shows that in the first quarter of 2006 Northgate was number one in generating cash flow amongst its peers.

Slide 11 shows the pro forma capitalization of the company. It would be more than a US$1 billion company and have $70 million in cash.

Slides 12 and 13 show us positioned right in the middle of the mid-tiers in terms of both total resources and also expected production at 2007 of around half a million ounces, just under half a million ounces a year.

Slide 14 I think is an important one to consider that we will be amongst the lowest cost producers in the mid-tier gold industry with having a cash cost in the order of $140 to $145 an ounce. And once again, that's with copper being at the much lower price than what the present price is.

Page 15 shows the, I guess the timeline of bringing the various possible projects in the company, the new company, into production. We think they complement each other in terms of development timeline and also ability to finance from cash flow. We would have Casa Berardi starting up before the end of 2006. We would hope to be able to make a production decision at Kemess North by mid-2007, seeing production starting early in 2009, and as we've told the market at our annual general meeting, we would expect to make a production decision at Young-Davidson mid-2008 with production starting at the end of 2009/beginning of 2010.

I think, as we've said in this presentation, it's our strong cash flow that allows us to do all of these projects without having to raise capital in the markets. We're self-financing going ahead.

Just for any Aurizon shareholders that might be listening out there, a few highlights on some of our development projects that we have in Northgate. First I'd like to talk about Young-Davidson. It's 100 percent owned, located in Northern Ontario, not that far from where Casa Berardi is. We acquired this for $11 an ounce in November of 2005. We acquired 1.5 million total ounces in measured and indicated in open pit and underground inferred ounces. We have told the marketplace also we think this mine has the potential with some exploration success underground at depth to produce 170,000 a year for ten years starting it the end of 2009.

This is a historic mining area; there were actually two mines operated for approximately 20 years from the 1930's to the early 1950's. The resource base that we have now is 4 grams per tonne, it's exactly, ah, or 0.12 approximately ounce per short tonne is exactly what they produced at at that time. It's got excellent infrastructure in the area in terms of power and roads. It's a community with a strong history of mining and the production history from the property brings to us a strong sense of low-risk in terms of mining. Excellent ground conditions and excellent metallurgical performance.

We've had already some excellent drilling success on the property and we announced some of that early in April and we think this is the opportunity to be a very long-life mine in a very good part of Canada.
Bell Conferencing	Page 3

Northgate Minerals Corporation Announces Offer For All Outstanding Shares Of Aurizon Mines Ltd. Tuesday, May 23, 2006 - 10:00 AM EDT

Slide 17 shows an overview through where, a section through where most of the inferred and indicated resources are. The two historical shafts where 10 million tonnes were mined in the 30's to the 50's. You see four zones underground, the upper boundary, the lower boundary, the lucky and the lower Young-Davidson zones, where we have 1 million inferred ounces underground at about 4 grams per tonne. More importantly, there's little or no drilling—actually the holes that we have drilled that were announced in April were the deepest holes on the property, just below the lower boundary zone, and we think there's excellent potential, particularly at depth here, to increase the inferred resource.

Historically, if you look at the property from production and resource ounces, there's been about 1 million ounces found on the property for every 1,000 feet and it's the basic theory that we're working on, if we can go down to 5,000 now we have the potential for significant increase in resources, and we're just in the process of doing that right now. we're spending initially US$3.8 million this year and it could even be more if we get the 100,000 fee drilled earlier, and we're accelerating going underground and get the permitting and feasibility part of it, getting the technical data, environmental data up to snuff.

We also acquired with the property, by the way, basically a feasibility study and most of the information required for an EIS from the former operator, so we have a lot of data on this property.

Slide 18 is just a summary of what we think this mine can be. Total costs including the exploration and development we're planning now plus the capital cost of about US$160 million, we'd see a mill of 4,000 tonnes a day and if the grade doesn't increase, and we have some expectation at depth it might, um, even at 4 grams the recovery, you could see 170,000 at US$275 to US$300 per ounce. So we think this is a very attractive development project which we acquired at a very attractive price.

On Kemess North, this is a 100 percent owned property adjacent to our Kemess South mine in North Central British Columbia and it has a large proven and probable reserve, 4.1 million ounces of gold and 1.4 billion pounds of copper. Average life of mine production of over 200,000 ounces of gold and over 100 million pounds of copper. The project is quite robust economically at current copper and gold prices with excellent exploration potential close to the deposit yet.

We're right in the permitting environmental review process. We expect an EIA joint federal provincial panel report hopefully by the end of this year so we can make our production decision early in 2007 and if everything goes well start construction at that time.

To conclude on slide 20 and summarize, we think there is a compelling strategic combination for both Northgate and Aurizon shareholders: We create a Canadian-based company with all Canadian assets; high liquidity with a market capitalization in excess of US$1 billion. Very well capitalized with a low cost and mid-tier gold producer; segment leading cash flow generation; a pipeline of complementary development projects; cash flow from operations sufficient to cover future capital spending needs; a management that has a demonstrated track record of success; and we've positioned ourselves to be a consolidator in the mid-tier gold segment.

With that, operator, that concludes my remarks and I'd like to open the floor for questions.

QUESTION AND ANSWER SESSION

Operator

Thank you. We will now begin the question and answer session. To place yourself into the question queue, please press *1 on your touchtone phone. As a reminder, if you are using a speakerphone, please pick up your handset and then press *1. To withdraw your request, press the # sign. There will be a brief pause while participants register for questions; we do thank you for your patience.

The first question comes from the line of Brian Christie. Please go ahead.

Brian Christie, National Bank

Hi, Ken, it's Brian Christie at National Bank. Just a couple of quick ones for you here.

Does Northgate or any of your subs own any Aurizon shares currently? Have you investigated any of the potential tax synergies with Aurizon? Have you done any technical due diligence on the Casa Berardi asset in the past? And I'm just curious why the 75 percent? A lot of people go with 51 and then even 66 and two-thirds; just wondered why you picked 75.

Bell Conferencing	Page 4

Northgate Minerals Corporation Announces Offer For All Outstanding Shares Of Aurizon Mines Ltd. Tuesday, May 23, 2006 - 10:00 AM EDT

Kenneth Stowe, President & Chief Executive Officer

Okay, the first question was do we own any shares?

Brian Christie, National Bank

Yep.

Kenneth Stowe, President & Chief Executive Officer

The answer is no.

Your second question, if you'd just repeat that quickly.

Brian Christie, National Bank

Tax angles. Have you looked at any potential tax angles?

Kenneth Stowe, President & Chief Executive Officer

Yes, there are potentially some synergies with the two companies, but we haven't had access to any, ah, we've had no due diligence on Aurizon. We think there are some but that's all we can say at this point. And we have never done any technical due diligence; we haven't had access to do that. So we haven't done any on the asset, we've just had the public information including the technical report that was posted on SEDAR.

And the 75 percent is a requirement of British Columbia.

Brian Christie, National Bank

Oh, okay. That's great; thanks, Ken.

Operator

Thank you. Once again, for additional questions on the phone lines, please press *1.

Thank you. Your next question comes from Larry Strauss. Please go ahead.

Larry Strauss, GMP Securities

Good morning, guys.

Kenneth Stowe, President & Chief Executive Officer

Good morning, Larry.

Larry Strauss, GMP Securities

It surprised me a little bit that you're going hostel on Aurizon. I imagine you must have made some overtures towards them in the past, ah, could you characterize how they went if indeed you did make those overtures and for how long the attempt to discuss a potential merger or transaction occurred.

Kenneth Stowe, President & Chief Executive Officer

We approached Aurizon in the fall of last year. I actually had two presentations to both David Hall and Ian Walton on what I thought was the—basically what's outlined in this presentation, it's a compelling combination of the two. Basically the answer came back to us that they weren't interested to talk, and if you want to know why I guess you have to ask them that question.

Larry Strauss, GMP Securities

Okay, thank you.

Operator

Once again, for additional questions, please press *1.

Thank you. You have a follow-up from the line of Brian Christie. Please go ahead.

Brian Christie, National Bank

Yeah, Ken, maybe just on the debt, they obviously have some project debt with Casa Berardi, just wondering where your debt stands. And then I guess looking at your capital requirements, I'm seeing US$350 for the two projects, I guess you expect you can do that with cash flow, is that correct?

Bell Conferencing	Page 5

Northgate Minerals Corporation Announces Offer For All Outstanding Shares Of Aurizon Mines Ltd. Tuesday, May 23, 2006 - 10:00 AM EDT

Kenneth Stowe, President & Chief Executive Officer

That's right. We have no debt at present. We paid off our remaining project debt in February, so it's at zero, and we're, obviously from the presentation, going to generate significant cash flow this year, next year and the year after that from Kemess South.

We also have some warrants that expire at the end of this year; 38 million in warrants at an exercise price of $3 will bring in somewhat over US$100 million. So we see having excess of lots of capital to be able to apply to these projects.

Brian Christie, National Bank

Okay, great. Thanks, Ken.

Operator

Thank you. Your next question comes from Joe Bohn. Please go ahead.

Joe Bohn, Private Investor

Yes, I just wondered have you paid off any more of your, um, I think there was some hedges, ah, since your last quarterly report, I just wondered in the first...we've had almost two months now this quarter, have you paid off any more or have you cleared out any of those yet, any additional ones?

Kenneth Stowe, President & Chief Executive Officer

We—at our annual general meeting and just before I think that meeting we just announced that we had paid off 25,000 ounces to get down to 114 and when we do anything else in the future we'll let you know.

Joe Bohn, Private Investor

Thank you.

Operator

There are no additional questions at this time.

Kenneth Stowe, President & Chief Executive Officer

If there are no additional questions then operator we could call the presentation to a close. Thank you for listening and we're very interested to see what happens in the near future. Thank you very much.

Operator

Thank you. Ladies and gentlemen, this concludes today's conference call. We thank you for your participation and as that you please disconnect your phone lines.

Bell Conferencing	Page 6

Important Notice

Northgate plans to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which will include Northgate's offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction referred to in the foregoing information, when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Northgate with the SEC at the SEC's website at www.sec.gov. These documents may also be obtained for free, once they have been mailed, on Northgate's website or by directing a request to Northgate's media or investor relations department.